Exhibit (a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 22, 2013 and the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentences, is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.  This Offer is also not being made to the control persons of the Purchaser.

NOTICE OF OFFER TO PURCHASE FOR CASH

Common Stock

of

FROZEN FOOD EXPRESS INDUSTRIES, INC.

at

$2.10 Net Per Share

by

DUFF BROTHERS CAPITAL CORPORATION

Owned by: the Thomas Milton Duff Amended and Restated Trust Agreement and

the James Ernest Duff Amended and Restated Trust Agreement

and controlled by Thomas Milton Duff and James Ernest Duff

Duff Brothers Capital Corporation, a Texas corporation (“Purchaser”), is offering to purchase all of the shares of common stock (including FFE restricted shares subject to vesting conditions [“FFE Restricted Shares”]) $1.50 par value per share, not already owned by Purchaser’s control persons (the “Shares”, which equaled 17,126,094 shares as of July 11, 2013), of Frozen Food Express Industries, Inc., a Texas corporation (“FFE”), that are issued and outstanding, at a price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2013 (the “Disclosure Document”), and the related letter of transmittal (the “Letter of Transmittal” and, together with the Disclosure Document, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON FRIDAY, AUGUST 16, 2013 (THE “EXPIRATION TIME”), unless the offer is extended pursuant to the terms of the Agreement and Plan of Merger, dated July 12, 2013, by and among the Purchaser, Duff Brothers Subsidiary, Inc. (“Merger Sub”) and FFE (as may be amended, modified or supplemented from time to time, the “Merger Agreement”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, FFE. Pursuant to the Merger Agreement, following the consummation of the Offer and the payment for all Shares tendered pursuant thereto, and subject to certain conditions described in the Disclosure Document, the Merger Sub will merge with and into FFE (the “Merger”), with FFE as the surviving corporation and a wholly owned subsidiary of the Purchaser, and all then-outstanding Shares (other than Shares that are held by any shareholders who properly demand appraisal in connection with the Merger and shares then owned by Purchaser, Merger Sub, FFE or any of their affiliates) will be cancelled and converted into the right to receive the Offer Price, less any required withholding taxes.

After careful consideration, the board of directors of FFE has unanimously (1) determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of FFE and its shareholders, (2) approved the Merger Agreement and all of the transactions contemplated by the Merger Agreement, and (3) determined to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, vote in favor of the approval of the Merger Agreement.

The obligation of the Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the requirement that, prior to the Expiration Time, there have been validly tendered and not validly withdrawn the number of Shares that when added to the shares then beneficially owned by Parent and its Subsidiaries would represent one share more than 66 2/3% of the sum of all Shares then issued and outstanding (the “Minimum Condition”).  The Offer is also subject to the satisfaction of certain other conditions as described in the Merger Agreement, including, among other conditions: (i) the accuracy of representations and warranties of FFE; (ii) compliance by FFE with covenants and obligations pursuant to the Merger Agreement, including certain covenants pertaining to dilution; (iii) the absence of a material adverse effect of FFE (as defined in the Merger Agreement); (iv) the absence of certain litigation, judgments, injunctions and orders, as more fully described in the Merger Agreement; (v) the absence of any litigation relating to the Offer, the Merger or any transaction contemplated thereby that could reasonably be expected to result in a reasonable risk of damages in excess of available insurance, as more fully described in the Merger Agreement; and (vi) the absence of judgments in or settlements of legal proceedings pending against the Company in the aggregate greater than $750,000 in excess of the amounts reserved therefor, as more fully described in the Merger Agreement.  The Offer is not subject to a financing condition.

                The Purchaser may extend the Offer for periods of not more than ten business days each (or such other number of business days as the Purchaser and FFE may agree), but not beyond November 29, 2013 (the “Termination Date,” as such may be extended) and if requested by FFE, the Purchaser shall extend the Offer from time to time in order to permit the satisfaction or waiver of all remaining conditions, if at any scheduled Expiration Time any condition to the Offer is capable of but has not been satisfied or waived (other than the Minimum Condition, which the Purchaser may not waive) or for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, provided that the Purchaser is not obligated to extend the Offer beyond the Termination Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time.   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if the Purchaser waives a material condition of the Offer, it will disseminate additional tender offer materials and extend the Offer if and to the extent required by law.  The Purchaser may elect to provide a subsequent offering period of not less than three business days nor more than 20 business days, during which time FFE’s shareholders whose Shares have not been tendered prior to the Expiration Time (or whose Shares were tendered and later withdrawn prior to the Expiration Time) may tender, but not withdraw, their Shares and receive the Offer Price.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when it gives oral or written notice to the Depositary (Registrar and Transfer Company) of its acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders of record whose Shares have been accepted for payment.  In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares, (ii) a properly completed and duly executed Letter of Transmittal for Shares, together with any required signature guarantees or, in the case of book-entry transfer of Shares held through the Book-Entry Transfer Facility, either such Letter of Transmittal for Shares or an Agent’s Message in lieu of such Letter of Transmittal for Shares and (iii) any other required documents for such Shares.

Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Time.  Generally, thereafter, tenders of Shares are irrevocable.  However, unless the Shares have already been accepted by the Purchaser for payment pursuant to the Offer, they may also be withdrawn after September 20, 2013, which is the 60th day from the commencement of the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.  If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution.  If Shares have been tendered pursuant to the procedure for book-entry transfer through the Book-Entry Transfer Facility, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares.  For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Disclosure Document. Each holder of Shares should consult its tax advisor about the particular tax consequences of tendering Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Disclosure Document and the related Letter of Transmittal and is incorporated herein by reference.

The Disclosure Document and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list for FFE or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Disclosure Document and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Disclosure Document and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense.  Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.  To confirm delivery of Shares, stockholders are directed to contact the Information Agent at the number below.

12 Commerce Drive

Cranford, NJ  07016

Call Toll-Free:  (855) 706-2384